                                                              Filed by @plan,inc
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                                       Subject Company:@plan.inc
                                                     Commission File No. 0-25575


DOUBLECLICK/@PLAN ANALYST SPEECH

Cautionary Note Regarding Forward-Looking Statements under the Private Securities Litigation Reform Act of 1995: This news release contains statements of a forward-looking nature relating to the future events or the future financial results of DoubleClick. Investors are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, investors should specifically consider the various factors which could cause actual events or results to differ materially from those indicated from such forward-looking statements, including the matters set forth in DoubleClick's reports and documents filed from time to time with the Securities and Exchange Commission.

         Additional Information and Where to Find It: It is expected that DoubleClick will file a Registration Statement on Form S-4 with the Securities and Exchange Commission and @plan will file a proxy statement with the SEC in connection with the Merger, and that DoubleClick and @plan will mail a Proxy Statement/Prospectus to stockholders of @plan containing information about the Merger. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about DoubleClick, @plan, the Merger, the persons soliciting proxies relating to the Merger, their interests in the Merger, and related matters. Investors and security holders will be able to obtain free copies of these documents, once available, as well as each company's other SEC filings, through the website maintained by the SEC at http://www.sec.gov. Free copies of the Proxy Statement/Prospectus, once available, and DoubleClick's other SEC filings may be obtained from DoubleClick by directing a request through the Investors Relations portion of DoubleClick's website at http://www.doubleclick.net or by mail to DoubleClick Inc., 450 West 33rd Street, New York, NY 10001, Attention: Investor Relations, Telephone: (212) 683-0001. Free copies of the Proxy Statement/Prospectus, once available, and @plan's other SEC filings may be obtained from @plan by directing a request through the Investors Relations portion of @plan's website at http://www.webplan.net or by mail to @plan.inc, Three Landmark Square, Suite 400, Stamford, CT 06901,
Attention: Investor Relations, Telephone: (203) 961-0340.

         In addition to the Registration Statement and the Proxy Statement/Prospectus, DoubleClick and @plan file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by DoubleClick or @plan at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. DoubleClick's and @plan's filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

         Participants in Solicitation: @plan and DoubleClick and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from @plan's stockholders in favor of the adoption of the merger agreement. A description of any interests that @plan's and DoubleClick's directors and executive officers have in the merger will be available in the Proxy Statement/Prospectus.

JEFF EPSTEIN:

Good morning everyone and thank you for joining us. Earlier today we were very pleased to announce that DoubleClick and @plan have signed a definitive agreement for DoubleClick to acquire @plan, which we expect to be completed in the fourth quarter of 2000.

For those of you who are not familiar with @plan, let me briefly explain to you what they do.

@plan is the industry leader in online target market research. The company provides over 500 clients with sophisticated online market research decision support and planning systems. Their clients include Young & Rubicam (NY), CNN Interactive, eBay, J. Walter Thompson (Chicago), Microsoft, Ogilvy & Mather
(NY), priceline.com, Excite@Home Network, PaineWebber Incorporated, iXL (SF), Agency.com (NY & Denver) and USA Today Online.

@plan has an ASP system that combines databases of consumer survey responses about consumer lifestyle, product preferences and demographic information with interactive software platforms that enable its clients to perform queries and searches to plan their online marketing, retailing, advertising and sales strategies.

@plan has historically boasted a greater than 90% client retention rate, which demonstrates the loyalty of their 500 blue chip clients. It also means that @plan represents real estate on the desktops of the most desirable client base available. This acquisition positions us perfectly to introduce new compelling products to an even larger client base.

In @plan, we see an opportunity to add significant value in terms of technology, clients, marketing and sales.

The combination of DoubleClick and @plan brings together two trusted third party organizations that will continue to provide the online marketing community with the tools to get the right message to the right person at the right time.

The acquisition helps facilitate DoubleClick's rapid expansion as the company best positioned to help marketers make more informed online advertising decisions.

DoubleClick's goal is to provide the most robust online advertising services for advertisers, agencies, and publishers, and @plan's online target market research expertise and client base will greatly enhance our ability to do this.

Now I'd like to briefly go over the terms of the agreement.

Each @plan stockholder will receive $9.25 for each shares of @plan common stock. @plan stockholders will receive up to 20% of their consideration in cash, and the remainder in DoubleClick common stock. This price represents a 28% premium to @plan's September 22, 2000 closing price. The $9.25 per share value is subject to adjustment, including at DoubleClick's election, in the event that DoubleClick's stock price over the ten trading days ending four days before @plan's stockholder meeting is less than $23.87. The transaction, which will be accounted for by the purchase method of accounting, is subject to certain conditions, including regulatory approval and approval by @plan stockholders. The total price paid for the transaction was approximately 120 million dollars.

Greg Ellis will assume President responsibilities for @plan. Greg brings over 20 years of senior leadership experience in the research industry, having developed and managed significant businesses for ACNielsen, IRI, and Standard & Poor's/DRI. Until recently, Greg served as Chief Operating Officer of Opinion Research Corporation, the highly respected global research organization.

I'll now turn it over to Greg to give you some background information on the industry right now. Greg?


GREG ELLIS:

Thank you, Jeff.

I joined DoubleClick earlier this year with the mission to build a valuable research business that supports our overall corporate mission. @plan represents the perfect foundation on which to build a valuable research business. @plan's products provide its clients with the tools needed to make better decisions in the media planning and e-commerce marketing space.

Media planning is an extremely data intensive business. Data is absolutely critical in understanding how to get the right message to the right person at the right time. Everyone involved in media planning, advertising, and publishing utilizes data to make decisions every day. The combination of high quality data with intuitive decision support capabilities allows the media and e-commerce communities to make more informed decisions.

There are three forms of media research data that are commonly used:

-    Media Planning Data
-    Advertising Effectiveness Information, and
-    Market Intelligence

Media Planning Data includes demographic, behavioral, and attitudinal information. This information is valuable to several parties:

It is crucial to media planners and buyers.

@plan's products are also valuable to publishers who want to demonstrate the value of their audience. They can only do so by knowing exactly who their audience is and what they like.

Media Planning Data is also important to advertisers and agencies that want to understand where and how to position their products via marketing and advertising.

Advertising Effectiveness Information, which supports branding and direct marketing initiatives, is also valuable for several reasons:

It helps us understand what kind of creative work is effective.

It illustrates which placements and which inventory work better.

And finally, it demonstrates what combination of all advertising factors produce the best results.

The last form of media research I want to mention is Market Intelligence, namely behavioral and attitudinal information.

Behavior and attitudinal research helps you to define, reach and develop products for your market.

Returning to today's announcement, by integrating DoubleClick's people, capabilities and technology into @plan, we will create a world-class research business positioned to help inform media planning and e-commerce advertising decisions. We will be well positioned to take advantage of all 3 kinds of media planning applications I mentioned earlier, and to support improved decision-making in the e-commerce space. The new @plan will be able to provide valuable information and analysis toolbox, as well as custom and syndicated research services.

Looking forward, we are confident that by leveraging DoubleClick's technology infrastructure and relationships in support of @plan, we are perfectly positioned to offer our clients a truly best in class research capability.

Now we would be happy to take your questions.